February 16, 2023

VIA EDGAR TRANSMISSION

Scott Lee, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Lee:

On October 5, 2022, the Registrant, on behalf of its proposed series, Inverse Cramer Tracker ETF and Long Cramer Tracker ETF (each a “Fund” and collectively, the “Funds”), filed amendments to its registration statement under the Securities Act of 1933 on Form N-1A. In telephone conversations on November 23 and December 22, 2022, and subsequent conversations on January 24 and January 30, 2023, you provided comments to the amendment to which we have previously responded. You provided additional comments to me on February 15, 2023. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics.

Comment 52: Given that the Funds may invest in ETFs, please consider whether the Funds should disclose investment in other investment companies as a principal investment risk.

Response: The Registrant has added “Exchange-Traded Fund Risk” to the principal risk disclosures of both Funds.

Comment 53: In penultimate sentence of the second paragraph under the heading “Principal Investment Strategies” of Inverse Cramer Tracker ETF, please insert “previously” before the phrase “announced market or sector view.”

Response: The Registrant has amended its disclosures accordingly.

Comment 54: In the second paragraph under the heading “Principal Investment Strategies” of Long Cramer Tracker ETF, please disclose what the Fund will do if Cramer is absent from CNBC or Twitter.

Response: The Registrant has amended its disclosures to state the following:

Scott Lee, Esq.

February 16, 2023

The Fund sells securities when Cramer recommends selling the security or if, at the adviser’s discretion if Cramer takes no position on the security for over a week, including if he is absent from CNBC or Twitter for any reason.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench